SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Press Release: Quintiles Makes Second Investment in Prana

Quintiles Makes Second Investment in Prana

$1 million Additional support for accelerated commercial advancement of PBT2

Melbourne – June 30th, 2011:  Prana Biotechnology Limited (NASDAQ : PRAN; ASX: PBT) announced today that leading global clinical research provider Quintiles will purchase shares in Prana for a total subscription of US$1,000,000. The funding will be used in support of Prana’s recently announced business strategy to accelerate the clinical development of PBT2 through Phase II trials of Huntington’s Disease and Alzheimer’s Disease to be initiated this year.

Investment by Quintiles

Quintiles has been closely involved with Prana for a number of years and acted as the clinical research partner for Prana’s last successful clinical trial.  To date, the activities of Prana have been supported by Quintiles via:

1)	The acquisition of US$1 million of ordinary Prana shares in June 2010 at an issue price of AU$0.1624 (16.24 cents per share) raising AU$1.15 million.

2)
Today’s announced purchase of US$1 million of new ordinary Prana shares at an issue price of AU$0.225 (22.5 cents per share). Quintiles will also receive an option to purchase a fully paid share at an exercise price of AU$0.225 for every four ordinary shares received by Quintiles under the placement.

“Prana is delighted to have the continued support of Quintiles as a significant shareholder and supporter of Prana’s therapeutic goals.  Their endorsement means a great deal to us,” said Mr. Geoffrey Kempler, Prana’s Executive Chairman.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer’s Disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Securities Exchange in March 2000 and listed on NASDAQ in September 2002.  Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934.  The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.  Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts.  Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other  risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K.  Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release.  Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Prana Biotechnology Limited
+61 3 9349 4906
Leslie Wolf-Creutzfeldt
Grayling
646-284-9472

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler,
Geoffrey Kempler,
Executive Chairman

June 30, 2011